SECURITIES AND EXCHANGE COMMISSION WASHINGTION, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
Commission File No. 000-23575
|  |   Form 10-K    |  |   Form 20-F    |  |   Form 11-K    |X|   Form 10-Q    |  |   Form N-SAR

For the period ended: March 31, 2002

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form N-SAR

For the transition period ended:

Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	COMMUNITY WEST BANCSHARES 445 Pine Avenue Goleta, CA 93117

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The Registrant requires additional time to gather certain information necessary to complete the financial statements required in the Registrant's Quarterly Report on Form 10-Q (the "Form 10-Q"). As a result, the Registrant will not be able to timely file Item 1 (Financial Statements) and Item 2 (Management's Discussion and Analysis of Financial Condition and Results of Operations) without unreasonable effort and expense.

      The Registrant anticipates that additional information will be obtained and its financial statements will be completed so that it will be able to file the Form 10-Q within the extension period permitted by this filing.

(Attach extra sheets if needed.)

Part IV-Other Information
   (1)    Name and telephone number of person to contact in regard to this notification:

Stephen W. Haley	805	692-5821

(Name)	(Area Code)	(Telephone Number)

   (2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

   (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company experienced a net loss of $949,000 in the first quarter of 2002, or $.17 per share, compared to net earnings of $502,000 or $.08 per share during the comparable period of 2001. These losses were principally the result of declines in net interest and loan servicing income, and continuing credit quality pressures in the High Loan-to-Value and Unguaranteed Small Business Administration loan portfolios of Goleta National Bank, the Company's banking subsidiary.

COMMUNITY WEST BANCSHARES
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2002	By:	/s/ Stephen W. Haley Stephen W. Haley President and Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).